==============================================================================


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               AT HOME CORPORATION
                       ----------------------------------
                                (Name of Issuer)

                SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       ----------------------------------
                         (Title of Class of Securities)

                                    045919101
                       ----------------------------------
                                 (CUSIP Number)

                           MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT -- LAW AND SECRETARY
                                  AT&T CORP.
                             295 NORTH MAPLE AVENUE
                           BASKING RIDGE, NJ 07920
                                 (908) 221-2000

                       ----------------------------------
                (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 2000
                       ----------------------------------

           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].


 ==============================================================================

------------------------------                     -----------------------------
     CUSIP NO. 045919101              13D               PAGE 2 OF 12 PAGES
------------------------------                     -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               AT&T CORP.
               I.R.S. IDENTIFICATION NO. 13-4924710
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [X]
---------------------------------------------------------------------------
3        SEC USE ONLY                                                  [ ]
---------------------------------------------------------------------------
4        SOURCE OF FUNDS

               WC, OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               NEW YORK
--------------------------------------------------------------------------------
                              7       SOLE VOTING POWER
      NUMBER OF
      SHARES                                -0-
      BENEFICIALLY            --------------------------------------------------
      OWNED BY                8       SHARED VOTING POWER*
      EACH
      REPORTING                             94,520,000
      PERSON
      WITH                    --------------------------------------------------
                              9       SOLE DISPOSITIVE POWER

                                            -0-
                              ---------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                            94,520,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               94,520,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**

               24.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

               CO
--------------------------------------------------------------------------------

------------------------------                     -----------------------------
     CUSIP NO. 045919101              13D               PAGE 3 OF 12 PAGES
------------------------------                     -----------------------------



* Excludes shares held by other parties to the Stockholders' Agreement (See Item 6 hereof).

** Assumes conversion of all 30,800,000 shares of Series B Common Stock of the Issuer beneficially owned by the Reporting Person into shares of Series A Common Stock. Because each share of Series B Common Stock generally is entitled to ten votes per share while each share of Series A Common Stock of the Issuer and Series K Common Stock of the Issuer is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 56.2% of the outstanding voting power of the Issuer.

      This Amendment No. 1 amends the Schedule 13D originally filed on March 19, 1999 (the "Schedule 13D") by AT&T Corp. ("AT&T") and relates to shares of Series A common stock, par value $0.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation ("Excite@Home" or the "Issuer"). The Issuer's principal executive offices are located at 425 Broadway Street, Redwood City, CA 94063. Pursuant to Rule 13d-3 under the Exchange Act, this Amendment No. 1 also relates to the shares of Series A Common Stock issuable upon conversion of shares of the Series B Common Stock, par value $.01 per share ("Series B Common Stock"), of @Home. Capitalized terms used without definition in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D. References to "herein" and "hereof" are references to the
Schedule 13D, as amended by this Amendment No. 1.

ITEM 1.     SECURITY AND ISSUER.

      Item 1 of the Schedule 13D is hereby amended by adding the following to the end thereof:

      As of March 10, 2000, TCI was converted from a corporation into a limited liability company and was renamed AT&T Broadband, LLC. All references herein to TCI with respect to periods from and after such date shall be deemed to be references to AT&T Broadband, LLC.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Schedule 13D is hereby amended by adding the following to the end thereof:

      On March 28, 2000, AT&T, Excite@Home, Comcast Corporation ("Comcast") and Cox Communications, Inc. ("Cox") entered into a Letter Agreement and related term sheets (collectively, the "Letter Agreement") providing for a number of transactions among or between those parties (collectively, the "Letter Agreement Transactions"), including:

      1) Cox and Comcast will waive most of their rights under the Stockholders' Agreement, including the right to cause AT&T to vote all of its shares of Series B Common Stock in favor of the election of one designee of Comcast and one designee of Cox as a director of Excite@Home, and each of Comcast's and Cox's current designee on the Excite@Home board will resign.

      2) Excite@Home will extend and enhance its existing distribution relationship with AT&T's cable subsidiaries through 2008, and will extend and enhance its existing distribution relationship with Comcast and Cox through 2006, subject to certain termination rights of Comcast and Cox.

      3) Excite@Home will work with AT&T to deliver services to consumers via advanced TV, narrowband initiatives and, subject to negotiation with AT&T's Wireless Group, wireless services.

      4) Excite@Home's certificate of incorporation will be amended to increase the number of authorized shares of Series B Common Stock, to provide that the holders of the Series B Common Stock will be entitled to elect a majority of the board of directors, and to eliminate all supermajority and unanimous board voting requirements.

      5) Approximately 50 million shares of Series A Common Stock held by AT&T will be converted into shares of Series B Common Stock.

      6) AT&T will grant to each of Cox and Comcast the right to sell to AT&T (the "Puts"), at any time between January 1, 2001, and June 4,
            2002, shares of Series A Common Stock having a value of up to $1,397,500,800, in the case of Cox, and $1,500,152,640, in the case of Comcast at the greater of $48 and the average closing market price of the Series A Common Stock during the 15 days before and 15 days after exercise of the applicable Put.

      7) AT&T, Comcast and Cox will each receive warrants (collectively, "Warrants") to purchase two shares of Common Stock (one of which will be Series B Common Stock, in the case of AT&T) for each home passed by their respective cable systems. The vesting and exercisability of these Warrants are subject to certain events, including the passage of time.

      Completion of the Letter Agreement Transactions is subject to certain conditions, including receipt of shareholder approval of the proposed amendments to Excite@Home's certificate of incorporation. It is expected that the parties will negotiate definitive agreements providing for the Letter Agreement Transactions; however, if such definitive documentation is not complete with respect to any particular Letter Agreement Transaction within 90 days of March 28, 2000, then the terms set forth in the term sheet that forms a part of the Letter Agreement will become the final and binding terms with respect to such matter.

      The foregoing description is qualified in its entirety by reference to the text of the Letter Agreement (including the term sheets attached thereto) which is filed as Exhibit 1 hereto and is hereby incorporated by reference herein in its entirety.

      If AT&T purchases shares of Common Stock under the Puts or the Warrants, such purchases will be funded using shares of common stock of the AT&T Common Stock Group, from working capital or such other sources as AT&T may deem appropriate.

ITEM 4.     PURPOSE OF THE TRANSACTION.

      Item 4 of the Schedule 13D is hereby replaced in its entirety as follows:

      At the completion of the Letter Agreement Transactions (but without giving effect to the exercise of any Warrants or the Puts), AT&T will hold a majority of the voting power of Excite@Home and, by virtue of holding all of the outstanding shares of Series B Common Stock, will be entitled to elect a majority of the directors of Excite@Home, and, other than as provided for under applicable law, all actions of the Excite@Home board will be by simple majority vote.

      AT&T currently holds its interest in the Issuer for investment purposes. AT&T and certain of its subsidiaries have distribution and other business arrangements with Excite@Home, which are provided for and are subject to commercial agreements. Except as set forth herein, neither AT&T nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has any current plan or proposal which relates to or would result in:
(i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer, (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

      Notwithstanding the foregoing, AT&T may determine to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, AT&T will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to AT&T, developments with respect to the business of AT&T, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer. AT&T reserves the right, based on all relevant factors, to acquire additional shares of the Common Stock of the Issuer in the open market, in privately negotiated transactions or from the Issuer, including pursuant to the exercise of preemptive rights under the Stockholders' Agreement, to dispose of all or a portion of its holdings of shares of the Common Stock of the Issuer, or to change its intention with respect to any or all of the matters referred to in this Item.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Parts (a) and (b) of Item 5 are hereby replaced in their entirety as follows:

      (a) Based upon information provided by the Issuer (which gives effect to to a two-for-one stock split that occurred on June 16, 1999), as of March 30, 2000, there were outstanding 351,954,355 shares of Series A Common Stock, 30,800,000 shares of Series B Common Stock and 2,000,000 shares of Series K Common Stock. AT&T currently beneficially owns 63,720,000 shares of Series A Common Stock and 30,800,000 shares of Series B Common Stock. As of the date hereof and assuming the conversion into Series A Common Stock of all shares of Series B Common Stock held by AT&T, AT&T beneficially owns an aggregate of 94,520,000 shares of Series A Common Stock, or approximately 24.7% of the shares of Series A Common Stock deemed outstanding (assuming such conversion of Series B Common Stock, but without giving effect to any conversion of shares of Series K Common Stock). The shares of Series A Common Stock beneficially owned by AT&T constitute approximately 18.1% of the outstanding shares of Series A Common Stock (without giving effect to the conversion of shares of Series B Common Stock or Series K Common Stock). The shares of Series B Common Stock beneficially owned by AT&T constitute 100% of the outstanding shares of Series B Common Stock. To the knowledge of AT&T, none of the persons listed on Schedule I hereto beneficially owns any shares of Common Stock other than as set forth herein or as listed on Schedule I hereto.

      Because of the voting power attributable to the Series B Common Stock beneficially owned by AT&T, together with the Series A Common Stock beneficially owned by AT&T, the Common Stock beneficially owned by AT&T constitutes approximately 56.2% of the outstanding voting power of @Home.

      John C. Malone, a member of the Board of Directors of AT&T, beneficially owns 54,950 shares of Series A Common Stock, which shares represent less than 1% of the shares of Series A Common Stock outstanding as of October 31, 1999.

      (b) To the extent the Stockholders (as defined in Item 6 hereof) are considered to be a "group" for purposes of Rule 13d-5 of the Exchange Act, each Stockholder may be deemed to have shared voting and dispositive power over the shares owned by each other Stockholder. To the best of AT&T's knowledge, Cablevision Systems Corporation "Cablevision") beneficially owns 20,462,596 shares of Series A Common Stock (represented by warrants to purchase such shares), Comcast beneficially owns (or will own beneficially as of April 1,
2000) 31,253,180 shares of Series A Common Stock, Cox beneficially owns 29,114,600 shares of Series A Common Stock and KPCB beneficially owns no shares of Common Stock. To the extent that AT&T, Cablevision, Comcast, Cox and KPCB are considered to be a "group" for purposes of this Schedule 13D, and assuming the conversion into Series A Common Stock of all shares of Series B Common Stock beneficially owned by AT&T, and the exercise by Cablevision of its warrants, such group would beneficially own an aggregate of 175,350,376 shares of Series A Common Stock, or approximately 45.6% of all shares of Series A Common Stock deemed outstanding.

      To the knowledge of AT&T, Dr. Malone has the sole power to vote, or to direct the voting of, the shares of Series A Common Stock beneficially owned by him. To the knowledge of AT&T, Dr. Malone has the sole power to dispose of, or to direct the disposition of, the shares of Series A Common Stock beneficially owned by him.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of the Schedule 13D is hereby amended by incorporating and repeating at the end thereof all but the last paragraph of the response to Item 3 set forth above in this Amendment No. 1.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      1. Letter Agreement and Term Sheets, dated March 28, 2000 among At Home Corporation, AT&T Corp., Comcast Corporation and Cox Communications, Inc.

      2.    Press release, dated March 29, 2000.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2000

                                    AT&T CORP.


                                    By:  /s/ Robert S. Feit
                                        -----------------------------------
                                        Name:   Robert Feit
                                        Title:  Assistant Secretary

                                   SCHEDULE I
                                   ----------

      The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule I are United States citizens.

Name                      Title
----                      -----

C. Michael Armstrong      Chairman of the Board and Chief Executive
                          Officer and Director

Kenneth T. Derr           Director; Retired Chairman of Chevron
                          Corporation

M. Kathryn Eickhoff       Director; President of Eickhoff Economics, Inc.

Walter Y. Elisha          Director; Retired Chairman and Chief Executive
                          Officer of Springs Industries, Inc.

George M. C. Fisher       Director; Chairman of Eastman Kodak Company

Donald V. Fites           Director; Chairman and Chief Executive Officer
                          of Caterpillar, Inc.

Amos B. Hostetter         Former Chairman and Chief Executive Officer of
                          Continental Cablevision, Inc.

Ralph S. Larsen           Director; Chairman and Chief Executive Officer
                          of Johnson & Johnson

John C. Malone            Director; Chairman of Liberty Media Corporation

Donald F. McHenry         Director; President of IRC Group

Michael I. Sovern         Director; President Emeritus and Chancellor
                          Kent Professor of Law at Columbia University

Sanford I. Weill          Director; Chairman and Chief Executive Officer
                          of Citigroup Inc.

Thomas H. Wyman           Director; Former Chairman and Chief Executive
                          Officer of CBS, Inc.

John D. Zeglis            President of AT&T and Chief Executive Officer
                          of AT&T Wireless Group and Director

Harold W. Burlingame      Executive Vice President, Communications &
                          Human Resources, AT&T Wireless Group

James Cicconi             Executive Vice President-Law & Governmental
                          Affairs and General Counsel

Mirian Graddick           Executive Vice President, Human Resources

Frank Ianna               Executive Vice President and President, AT&T
                          Network Services

Michael G. Keith          President, AT&T Fixed Wireless

Richard J. Martin         Executive Vice President, Public Relations and
                          Employee Communications

David C. Nagel            President, AT&T Labs & Chief Technology Officer

Charles Noski             Senior Executive Vice President and Chief
                          Financial Officer

John C. Petrillo          Executive Vice President, Corporate Strategy
                          and Business Development

Richard Roscitt           Executive Vice President and President, AT&T
                          Business Services

Daniel E. Somers          President, AT&T Broadband

                                INDEX OF EXHIBITS
                                -----------------


Exhibit No.    Item
-----------    ----

     1. Letter Agreement and Term Sheets, dated March 28, 2000 among At Home Corporation, AT&T Corp., Comcast Corporation and Cox Communications, Inc.

     2.        Press release, dated March 29, 2000.